EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (UNAUDITED)

	For the Years Ended
	December 31, 2013	December 31, 2012	December 31, 2011		December 31, 2010		December 31, 2009
	(in thousands)
Net income (loss) available (related) to common stockholders	$(187,054)	$222,282	$(9,391)		$6,537		$(2,350)
Fixed charges (interest expense)	$83,218	$61,195	$11,856		$1,207		$14
Earnings adjusted	$(103,836)	$283,477	$2,465		$7,744		$(2,336)
Ratio of earnings to fixed charges	(1.25)	4.63	0.21		6.42		NM	(1)
Deficiency	$187,054	—	$9,391		—		NM	(1)
Preferred stock dividends	$14,213	$1,964	—	(2)	—	(2)	—	(2)
Combined fixed charges and preferred stock dividends	$97,431	$63,159	$11,856		$1,207		$14
Ratio of earnings to combined fixed charges and preferred stock dividends.	(1.07)	4.49	0.21		6.42		NM	(1)
Deficiency	$201,267	—	$9,391		—		—
(1) We began operations on November 6, 2009.
(2) We did not have any preferred stock outstanding for these years.